Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”, “we”, “us” or “our”) for the three and six-month periods ended June 30, 2017 is as of August 9, 2017. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Cardiome is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements for the three and six months ended June 30, 2017 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™, AGGRASTAT®, XYDALBA™, ESMOCARD®, ESMOCARD LYO® and TREVYENT®, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck & Co., Inc., known as Merck Sharp & Dohme (“MSD”) outside Canada and the United States, whether we will receive, and the timing and costs of obtaining regulatory approvals in the United States, Canada, Europe and other countries, the clinical development of our product candidates, the anticipated use of financial resources, including proceeds under the Purchase Agreement or the Sales Agreement (each as defined herein), the availability of future proceeds under the CRG Term Loan (as defined herein) and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent Annual Report on Form 40-F filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov or the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

OVERVIEW

Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, BRINAVESS™ and AGGRASTAT®, which are commercially available in markets outside of the United States. We have licensed a European-approved antibiotic, XYDALBA™ (dalbavancin) that we have launched commercially in Germany, the United Kingdom and France, and expect to commercialize in Belgium, Nordic nations, Canada, certain other European countries and select countries in the Middle East over time. In addition, we have also licensed commercialization rights to a pre-registration drug/device combination product, TREVYENT®, for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States and commercialization rights to cardiology products ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride) in certain European countries.

BRINAVESS™ (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults, for non-surgery patients with AF of seven days or less and for use in post-cardiac surgery patients with AF of three days or less. BRINAVESS™ is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

AGGRASTAT® (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. AGGRASTAT® is currently registered and approved in more than 60 countries worldwide. We acquired the marketing rights outside of the United States to AGGRASTAT® as part of the transaction in which we also acquired Correvio LLC and its subsidiaries (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

Both BRINAVESS™ and AGGRASTAT® are commercially available outside of the United States, through our own direct sales force in Europe and Canada as well as through our global distributor and partner network. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

XYDALBA™ (dalbavancin) was approved by the European Medicines Agency (the “EMA”) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name XYDALBA™ in certain countries outside the United States and DALVANCE® in the United States. Cardiome launched XYDALBA™ in Germany and the United Kingdom in December 2016 and in France in February 2017.

TREVYENT® (treprostinil sodium) is a development stage drug product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

ESMOCARD® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention. ESMOCARD® is not intended for use in chronic settings.

BRINAVESS™ (Vernakalant (IV))

BRINAVESS™, the intravenous formulation of vernakalant hydrochloride, is an antiarrhythmic medicine for the treatment of AF. AF occurs when the electrical signals in the heart’s upper chambers (atria) beat in an uncoordinated and uncontrolled fashion. This can cause irregular and oftentimes rapid heart rhythms. Patients with AF frequently experience symptoms such as palpitations, chest pain, shortness of breath, fatigue, light-headedness, and fainting. AF also increases the risks for stroke and development of heart failure. BRINAVESS™ acts preferentially in the atria to block ionic currents and normalise the electrical signals converting the patient’s heart rhythm to sinus rhythm. BRINAVESS™ is approved in certain countries for the rapid conversion of recent onset AF to sinus rhythm in adults, for non-surgery patients with AF of 7 days or less and for post-cardiac surgery patients with AF of 3 days or less.

We have exclusive, global development and marketing rights to BRINAVESS™, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from MSD and its affiliates. Transfers have been delayed in certain jurisdictions due to routine regulatory requirements.

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, the FDA notified Astellas that the application was approvable. After discussions between the FDA and Astellas, a confirmatory Phase 3 clinical trial (“ACT 5") was initiated in October 2009 under a Special Protocol Assessment. In October 2010, a clinical hold was placed on ACT 5 following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with AF who received vernakalant (IV). The ACT 5 study was terminated. As of the date of this MD&A, the clinical program for vernakalant (IV) remains on hold in the United States. In 2013, when sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the NDA for vernakalant (IV) were transferred to us from MSD, we initiated discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. The program remains on clinical hold pending agreement of a suitable development path. Following completion of additional nonclinical studies earlier this year, we have re-started discussions with the Cardiorenal Division of the FDA on possible paths forward. We do not plan on pursuing any further development of the vernakalant (oral) program.

In December 2015, we announced the filing of a New Drug Submission (“NDS”) with Health Canada’s Therapeutic Products Directorate (the “TPD”) seeking Canadian approval of vernakalant (IV) for the rapid conversion of recent onset AF to sinus rhythm in adults with AF for up to seven days. Following completion of screening in May 2016, the TPD initiated a detailed review of the NDS. On March 14, 2017, we announced that BRINAVESS™ received a Notice of Compliance from Health Canada which enables us to begin commercializing BRINAVESS™ in Canada. In June 2017, we announced that we began our launch of BRINAVESS™ in Canada.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (the “Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million. In July 2009, MSD submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESS™ in the European Union, Iceland and Norway. After receipt of marketing approval, MSD began its commercial launch of BRINAVESS™ in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. In April 2013 we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for BRINAVESS™ in the European Union and of the responsibility to complete the post-marketing study for BRINAVESS™. Since this date, we have been supplying BRINAVESS™ under our own trade dress.

In September 2013, we entered into an agreement with MSD for the continued transfer of marketing authorizations. On a per country basis, regulatory and commercialization responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfers have been delayed in certain jurisdictions.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize BRINAVESS™ in China, Taiwan, and Macau and to re-launch BRINAVESS™ in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESS™ in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm agreed to an upfront payment of $1 million and specific annual commercial goals for BRINAVESS™. We are also eligible to receive regulatory milestone payments of up to $3 million.

In January, March and December 2016, we filed MAAs with the Kingdom of Saudi Arabia’s Saudi Food and Drug Authority, the United Arab Emirates’ Ministry of Health, and the South Korea Ministry of Food and Drug Safety, respectively, seeking approval of BRINAVESS™.

Clinical Development and Post-Approval Studies

We are conducting a post-approval safety study in the European Union as part of our follow-up measures with the EMA. This 2,000 patient observational study will collect information about patients receiving BRINAVESS™, to characterize the normal use and dosing of the product, and to provide better estimates of the incidence of medically significant health outcomes of interest. The study was initiated in September 2011.

In China, Eddingpharm completed a Phase 1 study and initiation of a Phase 3 trial in AF patients is expected to begin in late 2017.

AGGRASTAT® for Acute Coronary Syndrome

AGGRASTAT® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NSTE-ACS – non-ST-elevation acute myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. AGGRASTAT® is administered intravenously, and has been on the market for many years.

Applications for the extension of the indication statement for AGGRASTAT® are continuing worldwide, most recently with the submission of a supplemental NDS in Canada in July 2015 requesting a high dose bolus regimen for AGGRASTAT®, which was approved by the TPD in July 2017. In September 2015, we entered into an agreement with Mitsubishi Tanabe Pharma Europe Ltd. (“MTPE”), a subsidiary of Mitsubishi Tanabe Pharma Corporation headquartered in Japan, to co-promote AGGRASTAT® and MTPE’s EXEMBOL® (argatroban monohydrate) in the United Kingdom. EXEMBOL® is indicated for anticoagulation in adult patients with heparin-induced thrombocytopenia type II who require parenteral antithrombotic therapy. The co-promotion agreement is for a term of three years.

XYDALBA™

In May 2016, we announced the execution of an exclusive license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the United States, where it is marketed by Allergan, and XYDALBA™ in the rest of the world) in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, the Netherlands, Luxemburg, Ireland, Switzerland, Canada and certain countries in the Middle East. XYDALBA™ fits Cardiome’s commercial footprint as a differentiated specialty pharmaceutical company focused on commercializing proprietary growth pharmaceuticals in Europe and Canada. In December 2016, we initiated the launch of XYDALBA™ in the United Kingdom and Germany and in February 2017, we initiated the launch of XYDALBA™ in France. We expect to continue to commercialize in other countries over time. In June 2017, we announced that we entered into a license and distribution agreement with Tzamal Medical Ltd. to advance the commercialization of XYDALBA™ in Israel.

XYDALBA™ is a second generation, semi-synthetic lipoglycopeptide. XYDALBA™ is the first and only IV antibiotic approved in Europe for the treatment of ABSSSI with a single dose regimen of 1500 mg administered over 30 minutes or a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. This dosing regimen makes it possible to treat patients with ABSSSI in an outpatient setting, avoiding hospitalization or potentially allowing earlier discharge, without compromising efficacy. XYDALBA™ demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

TREVYENT®

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product TREVYENT® (treprostinil) in Europe, Canada and the Middle East.

Pursuant to the License Agreement, SteadyMed granted us an exclusive royalty-bearing license to commercialize TREVYENT® in Europe, Canada and the Middle East if TREVYENT® is approved for the treatment of pulmonary arterial hypertension (“PAH”) in such regions. Under the License Agreement, SteadyMed will receive up to $12.3 million in connection with regulatory and sales milestones, including an upfront payment of $3 million. We have agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future TREVYENT® sales.

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy.

TREVYENT® is a development stage drug-device combination product that combines SteadyMed’s PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

In January 2016, we announced that the EMA approved our request to review TREVYENT® under the Centralised Authorisation Procedure drug review process. This procedure results in a single marketing authorization that is valid in all 28 European Union countries and three European Economic Area countries.

In April 2017, we announced that SteadyMed completed a successful clinical study of TREVYENT®. The study enrolled 60 healthy adult volunteers in an in-clinic setting designed to examine the performance of the PatchPump used by TREVYENT®. The goals of the study were to evaluate the safety and performance functions of the PatchPump delivery system as well as the tolerability of the on-body application of the product. According to SteadyMed, the results indicate that the PatchPump devices performed as intended in all categories of evaluation, including dose accuracy and precision.

In July 2017, we announced that SteadyMed submitted an NDA to the FDA for TREVYENT® in the United States. We anticipate filing a MAA in Europe and an NDS in Canada. We expect to complete one of these applications by the end of 2017, with the other application following shortly thereafter.

ESMOCARD® and ESMOCARD LYO®

During 2015, we continued to evaluate in-licensing and acquisition opportunities that complement our product and operational capabilities. As a result, in May 2015, we entered a commercialization agreement with AOP Orphan Pharma (“AOP”) to sell AOP’s cardiovascular products, ESMOCARD® and ESMOCARD LYO® in Italy, France, Spain and Belgium.

Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interferes with electrical signals coming from the sinoatrial node - the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised.

ESMOCARD® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. ESMOCARD® is not intended for use in chronic settings.

Product Portfolio

The following table summarizes our portfolio of products:

Program	Stage of Development
BRINAVESS™ outside of the United States	Approved in approximately 50 countries worldwide, including those in the European Union and Canada.

BRINAVESS™ U.S.	On clinical hold.

AGGRASTAT® outside of the United States	Approved in more than 60 countries worldwide.

XYDALBA™	Centrally approved in the European Union. Pre-registration in Switzerland, Canada and the Middle East.

TREVYENT®	Pre-registration worldwide. U.S. NDA filed in July 2017 by SteadyMed.

ESMOCARD® and ESMOCARD LYO®	Approved in Europe.

CORPORATE UPDATE

Changes to Senior Management Team

On May 16, 2017, we announced several changes to our senior management team. Justin Renz was appointed to the position of Chief Financial Officer, Jennifer Archibald was appointed to the position of Chief Business Operations Officer, David Dean was appointed to the position of Chief Business Development Officer, and Hugues Sachot was appointed to the position of Chief Commercial Officer.

Amendment to the Term Loan Agreement with CRG-Managed Funds

On May 11, 2017, we amended the terms of our term loan agreement with CRG-managed funds (the “CRG Term Loan”). Under the terms of the amended agreement, up to $50.0 million is available to us consisting of four tranches bearing interest at 13% per annum. The first tranche of $20.0 million was drawn on June 13, 2016 when we entered into the original term loan agreement and was used to extinguish existing long-term debt from Midcap Financial LLC (“Midcap”) and for general corporate purposes. The second tranche of $10.0 million was drawn on the date of the amendment. A third tranche of up to $10.0 million in increments of $5.0 million is available to us on or prior to December 31, 2017, subject to the satisfaction of certain market capitalization requirements. On August 8, 2017, we drew $10.0 million under the third tranche. A fourth tranche of up to $10.0 million in increments of $5.0 million is available to us on or prior to March 31, 2018 if we are able to reach certain revenue milestones.  Notwithstanding the foregoing, the fourth tranche may be available to us if we and CRG-managed funds mutually agree on a business development transaction. The loan matures on March 31, 2022. Under the terms of the agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by us, the interest-only period may be extended such that there is only one principal payment at maturity.

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at our option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by us, the period in which we, at our option, may split our interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG-managed funds.

In consideration for entering into the amended agreement, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG-managed funds as of the date of the amended agreement. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years.

We are required to meet certain annual revenue covenants, starting with the year ending December 31, 2016. We were in compliance with this revenue covenant for the year ended December 31, 2016. If the revenue covenants are not met in future periods, we may exercise a cure right by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and our revenue. The cash received from the cure right would be used to repay the principal.  We are also required to meet an ongoing minimum liquidity covenant. As of the date of this MD&A, we have been in compliance with this minimum liquidity covenant.

Amendment to the Purchase Agreement with Lincoln Park Capital Fund, LLC

On December 22, 2016, we filed an amendment to our prospectus supplement dated March 7, 2016 in connection with an amendment to our Purchase Agreement dated January 12, 2016 (as amended, the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”).

Under the terms of the Purchase Agreement, we may sell to LPC, at our sole discretion from time to time, up to 4,027,453 common shares for an aggregate offering amount of up to $20.0 million until December 31, 2018, subject to the conditions and limitations set forth in the Purchase Agreement. The purchase price of any common shares sold to LPC will be based on the then prevailing market prices of the common shares. We may terminate the Purchase Agreement at any time, at our sole discretion, without any monetary cost or penalty to us upon one business day’s written notice to LPC. Our closing share price must be equal to or greater than $1.00 in order for a purchase to be effected.

In consideration for entering into the original purchase agreement, we issued 48,856 common shares to LPC as a commitment fee. During the year ended December 31, 2016, we sold 160,000 common shares to LPC for gross proceeds of $0.8 million under the Purchase Agreement. We did not sell any common shares to LPC during the three and six months ended June 30, 2017. We plan to use the net proceeds, if any, for general corporate purposes.

Amended and Restated At-the-Market Issuance Sales Agreement

We filed a new prospectus supplement on March 7, 2016 pertaining to sales under the previously-announced Amended and Restated At-the-Market Issuance Sales Agreement dated March 7, 2016 (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”).

Under the terms of the Sales Agreement, we may sell, from time to time, through “at-the-market” offerings with FBR and MLV as agents, such common shares as would have an aggregate offer price of up to $30.0 million. FBR and MLV, at our discretion and instruction, will use their commercially reasonable efforts to sell the common shares at market prices from time to time. The Sales Agreement amends and restates the At-the-Market Issuance Sales Agreement dated February 18, 2014 with MLV. We entered into the Sales Agreement only as a result of the acquisition by FBR of MLV.

During the three and six months ended June 30, 2017, we issued 1,666,765 common shares under the Sales Agreement for gross proceeds of $6.9 million. We plan to use the net proceeds for general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the three and six months ended June 30, 2017 and 2016 and as at June 30, 2017 and December 31, 2016 as follows:

(In thousands of U.S. dollars, except as	Three months ended June 30,		Six months ended June 30,
otherwise stated)	2017	2016	2017	2016
Statement of operations data:
Revenue	$5,754	$5,911	$10,953	$13,001
Operating loss	(6,385)	(4,501)	(11,877)	(5,632)
Net loss	(8,512)	(7,514)	(14,845)	(8,748)

Loss per share – basic (in dollars)	$(0.26)	$(0.37)	$(0.46)	$(0.43)
Loss per share – diluted (in dollars)	$(0.26)	$(0.37)	$(0.46)	$(0.46)

	As at
	June 30, 2017	December 31, 2016
Balance sheet data:
Total assets	$69,219	$67,057
Long-term debt, net of unamortized debt issuance costs and discount	28,448	19,391
Deferred consideration	1,670	2,815

RESULTS OF OPERATIONS

Three and Six Months Ended June 30, 2017 Compared to Three and Six Months Ended June 30, 2016

We recorded a net loss of $8.5 million (basic loss per share of $0.26) for the three months ended June 30, 2017 compared to a net loss of $7.5 million (basic loss per share of $0.37) for the three months ended June 30, 2016. On a year-to-date basis, we recorded a net loss of $14.8 million (basic loss per share of $0.46) for the six months ended June 30, 2017 compared to a net loss of $8.7 million (basic loss per share of $0.43) for the six months ended June 30, 2016. The increase in net loss on a year-to-date basis was due primarily to an increase in selling, general and administration (“SG&A”) expense and a decrease in revenue.

Revenue

Revenue for the three months ended June 30, 2017 was $5.8 million compared to revenue of $5.9 million for the three months ended June 30, 2016. Revenue for the six months ended June 30, 2017 and 2016 was $11.0 million and $13.0 million, respectively. The decrease in revenue for the six months ended June 30, 2017 was due to the timing of distributor sales. During the six months ended June 30, 2016, we recorded revenue of $1.7 million from an annual order to a distributor. The annual order for 2017 from that distributor will be split into two orders and we expect that at least one shipment will be shipped and recorded in the third quarter of this year.

Revenue is earned through the sale of our commercialized products. During the three and six months ended June 30, 2017, the sale of AGGRASTAT® accounted for 88% and 90% of total revenue, respectively. During the three and six months ended June 30, 2016, the sale of AGGRASTAT® accounted for 91% and 92% of total revenue, respectively Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Gross Margin

Gross margin for the three and six months ended June 30, 2017 was 70.1% and 69.4%, respectively, compared to 71.5% and 76.1% for the three and six months ended June 30, 2016. The fluctuation in gross margin is primarily due to changes in customer mix. A significant portion of our sales during the three and six months ended June 30, 2017 was to a distributor with lower margins.

Selling, General & Administration Expense

SG&A expense for the three months ended June 30, 2017 was $9.6 million compared to $8.0 million for the three months ended June 30, 2016. The increase in SG&A expense was primarily due to expansion of our direct sales force in Europe related to the launch of XYDALBA™ and to the initiation of a Canadian sales force. On a year-to-date basis, SG&A expense for the six months ended June 30, 2017 was $17.8 million compared to $14.2 million for the six months ended June 30, 2016. The increase in SG&A expense was primarily due to expansion of our direct sales force in Europe related to the launch of XYDALBA™ and to the initiation of a Canadian sales force. Additionally, there was an increase of $1.6 million to our stock-based compensation expense as a result of market fluctuations in our share price.

Interest Expense

Interest expense was $1.2 million for the three months ended June 30, 2017, compared to $0.4 million for the three months ended June 30, 2016. The increase was due to an increase in long-term debt in the second quarter of 2017 as we amended the terms of the CRG Term Loan. On a year-to-date basis, interest expense for the six months ended June 30, 2017 was $2.0 million compared to $0.9 million for the six months ended June 30, 2016. The increase was due to interest being accrued on a higher long-term debt principal amount during the six months ended June 30, 2017.

Other Expense on Modification of Long-term Debt

In the second quarter of 2017, we amended the terms of the CRG Term Loan. As a result, we incurred investment banking, legal and other expenses of $1.4 million during the three and six months ended June 30, 2017.

Loss on Extinguishment of Long-term Debt

In the second quarter of 2016, we extinguished our term loan facility with Midcap, and as a result, incurred a loss of $1.4 million due to the write-off of unamortized debt issuance costs and to exit and prepayment fees during the three and six months ended June 30, 2016.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2016. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

	Three months ended
(In thousands of U.S. dollars except per share amounts)	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016

Revenue	$5,754	$5,199	$7,018	$5,237
Cost of goods sold	1,721	1,636	1,858	1,342
Selling, general and administration	9,576	8,220	9,098	7,170
Interest expense	1,247	787	828	865
Other expense on modification of long-term debt	1,422	-	-	-
Net loss	(8,512)	(6,333)	(5,587)	(5,284)
Loss per share – basic and diluted	(0.26)	(0.20)	(0.18)	(0.19)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	June 30, 2016	March 31, 2016		December 31, 2015	September 30, 2015

Revenue	$5,911	$7,090		$4,717	$4,958
Cost of goods sold	1,685	1,425		2,816	1,393
Selling, general and administration	7,977	6,268		8,268	8,028
Research and development	-	-		62	15
Interest expense	445	405		484	542
Loss on extinguishment of long-term debt	1,402	-		-	-
Net loss	(7,514)	(1,234)		(7,404)	(5,810)
Loss per share – basic	(0.37)	(0.06)		(0.37)	(0.31)
Loss per share – diluted	(0.37)	(0.09	)(1)	(0.37)	(0.31)

(1)	Diluted loss per share has been recast for the three months ended March 31, 2016 from a loss of $0.06 per share to a loss of $0.09 per share to adjust for the impact of the reversal of the recovery on liability classified awards which should be considered when calculating diluted earnings (loss) per share. This change also resulted in a change in diluted loss per share for the six months ended June 30, 2016 from a loss of $0.43 per share to a loss of $0.46 per share.

Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

In the third quarter of 2016, our net loss decreased by approximately $2.2 million compared to the second quarter of 2016 to $5.3 million, or a basic loss per share of $0.19. The decrease in net loss from the prior quarter was mainly driven by the $1.4 million loss incurred in the prior quarter on the extinguishment of our term loan facility with Midcap and the impact of foreign exchange translation.

In the fourth quarter of 2016, our net loss increased by approximately $0.3 million to $5.6 million, or a basic loss per share of $0.18. The slight increase in net loss from the prior quarter was driven by an increase in SG&A expense offset by an increase in revenue and gross margin. The increase in SG&A expense was primarily due to costs related to the launch of XYDALBA™, additional medical studies, and an increase in legal costs associated with business development activities.

In the first quarter of 2017, our net loss increased by approximately $0.7 million to $6.3 million, or a basic loss per share of $0.20. The increase in net loss from the prior quarter was driven by a decrease in revenue offset partially by a decrease in SG&A expense. The decrease in revenue was due to the timing of distributor sales.

In the second quarter of 2017, our net loss increased by approximately $2.2 million to $8.5 million, or a basic loss per share of $0.26. The increase in net loss from the prior quarter was due to expenses incurred on the modification of the CRG Term Loan and an increase in SG&A expense. We incurred investment banking, legal and other expenses of $1.4 million in connection with the modification of the CRG Term Loan. The increase in SG&A expense was due to an increase in stock-based compensation expense.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of our products, the issuance of common shares, and debt financing.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended June 30		For the Six Months Ended June 30
	2017	2016	2017	2016
Cash used in operating activities	$(7,260)	$(1,635)	$(14,104)	$(6,851)
Cash used in investing activities	(6)	(5,596)	(18)	(5,620)
Cash provided by financing activities	16,168	8,535	15,588	7,815
Effect of foreign exchange rate on cash and cash equivalents	108	43	159	(121)
Net increase (decrease) in cash and cash equivalents	$9,010	$1,347	$1,625	$(4,777)

At June 30, 2017, we had $28.4 million in cash and cash equivalents, compared to $26.8 million at December 31, 2016. The increase in cash and cash equivalents for the six months ended June 30, 2017 was comprised of $15.6 million of cash provided by financing activities offset by $14.1 million of cash used in operating activities.

Cash used in operating activities for the three months ended June 30, 2017 was $7.3 million, an increase of $5.7 million from $1.6 million for the three months ended June 30, 2016. On a year-to-date basis, cash used in operating activities for the six months ended June 30, 2017 was $14.1 million, an increase of $7.2 million from $6.9 million used in the six months ended June 30, 2016. The increase in cash used was primarily due to a decrease in revenue from the timing of distributor sales and a decrease in gross margin due to customer mix, the timing of accounts payable and accounts receivable as well as an increase in inventory.

Cash used in investing activities for the three and six months ended June 30, 2017 was not significant. Cash used in investing activities for the three and six months ended June 30, 2016 was $5.6 million related to the execution of a license agreement with Allergan for the rights to commercialize dalbavancin.

Cash provided by financing activities for the three and six months ended June 30, 2017 was $16.2 million and $15.6 million, respectively, compared to cash provided by financing activities for the three and six months ended June 30, 2016 of $8.5 million and $7.8 million, respectively. During the three and six months ended June 30, 2017, we received net proceeds of $6.5 million from the Sales Agreement and net proceeds of $9.9 million from the CRG Term Loan, offset by the payment of our deferred consideration. During the three and six months ended June 30, 2016, we received net proceeds of $19.3 million from the CRG Term Loan offset by the extinguishment of the long-term debt with Midcap and the payment of our deferred consideration.

Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, regulatory approvals and business development. We will require cash to fund operations, pay interest and make principal payments on the CRG Term Loan and our deferred consideration.

Our future funding requirements will depend on many factors including:

•	the cost and extent to which we will be successful in obtaining reimbursement for our products in additional countries where they are currently approved;
•	the cost and outcomes of regulatory submissions and reviews for approval of our products in additional countries;
•	the extent to which our products will be commercially successful globally;
•	the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets;
•	the future development plans for our products in development;
•	the consummation of suitable business development opportunities;
•	the extent to which we elect to develop, acquire or license new technologies, products or businesses;
•	the size, cost and effectiveness of our sales and marketing programs; and
•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements.

At June 30, 2017, we had working capital of $35.0 million, compared to $30.4 million at December 31, 2016. We believe that our cash on hand, the expected future cash inflows from the sale of our products, potential future proceeds from the CRG Term Loan and the net proceeds, if any, from the Purchase Agreement and the Sales Agreement will be sufficient to finance our working capital, operational, and capital needs for at least the next 12 months, including our obligations with respect to the CRG Term Loan and deferred consideration. Under the CRG Term Loan, we are required to make regular quarterly interest payments, and in the future, quarterly principal payments. If we are unable to make our regularly scheduled payments pursuant to the CRG Term Loan or comply with the restrictive covenants therein, we could be in breach of the facility, which could result in the full amount of the facility becoming due and payable and the related security becoming enforceable. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational, and capital needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements. Any sale of additional equity or debt securities may result in dilution to our shareholders. Debt financing may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Moreover, our ability to obtain additional debt financing may be limited by the CRG Term Loan. If we seek to raise funds through collaboration or licensing arrangements with third parties, we may be required to relinquish rights to products, product candidates or technologies that we would not otherwise relinquish or grant licenses on terms that may not be favorable to us. There can be no assurance that we will be able to successfully obtain financing in the amounts or terms acceptable to us, if at all, in order to continue our operational activities. If we are unable to obtain financing to fund our operational and strategic business development activities, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development and commercialization activities, which could harm our future financial condition and operating results.

Contractual Obligations

As of June 30, 2017, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2017	2018	2019	2020	2021	There- after	Total
Commitments for clinical and other agreements	$1,600	-	-	-	-	-	$1,600
Supplier purchase commitment	-	158	158	158	-	-	474
Deferred consideration	1,670	-	-	-	-	-	1,670
Interest expense on deferred consideration	167	-	-	-	-	-	167
CRG Term Loan (1)	-	-	-	11,250	15,000	6,150	32,400
Interest expense on CRG Term Loan (2)	1,993	3,954	3,954	3,591	1,725	123	15,340
Operating lease obligations	263	431	396	343	194	565	2,192
Total	$5,693	$4,543	$4,508	$15,342	$16,919	$6,838	$53,843

(1) Based on draws as of the date of this MD&A and assuming continued compliance with all revenue covenants.

(2) Based on draws as of the date of this MD&A and does not include interest expense on other amounts that can be drawn.

Outstanding Share Capital

As of August 9, 2017, there were 33,801,015 common shares issued and outstanding, and 2,919,557 common shares issuable upon the exercise of outstanding stock options (of which 1,461,093 were exercisable) at a weighted average exercise price of CAD $5.40 per share, and 108,673 restricted share units outstanding.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP. The accounting policies and methods of computation applied in the consolidated interim financial statements as at and for the three and six months ended June 30, 2017 are the same as those applied in the audited annual financial statements as at and for the year ended December 31, 2016, except as described below.

During the three and six months ended June 30, 2017, we adopted Accounting Standards Update (“ASU”) 2016-09, “Improvements to Employee Share-Based Payment Accounting”, issued by the Financial Accounting Standards Board (“FASB”) in March 2016. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  As a result of the adoption, we reclassified income tax withholding payments on the vesting of restricted share units of $0.05 million for the three and six months ended June 30, 2017 and $0.1 million for the three and six months ended June 30, 2016 from cash used in operating activities to cash used in financing activities on the interim consolidated statements of cash flows.

During the three and six months ended June 30, 2017, we adopted ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”, issued by the FASB in November 2015. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent. As a result of the adoption, we reclassified deferred tax assets of $0.5 million and $0.5 million from current assets to noncurrent assets as of June 30, 2017 and December 31, 2016, respectively, on the interim consolidated balance sheets.

We make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, impairment of long-lived assets, amortization, stock-based compensation and other stock-based payments, and research and development costs. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates. The discussion on the accounting policies and estimates that require management’s most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 17 to 18 of our annual MD&A for 2016, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Recent Accounting Pronouncements

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are evaluating the revised guidance to determine if there will be any impact on our consolidated financial statements.

Revenue Recognition – Revenue from Contracts with Customers

In May 2014, the FASB issued guidance codified in ASC 606, Revenue Recognition – Revenue from Contracts with Customers (“ASC 606”), which replaces the guidance in former ASC 605, Revenue Recognition. The amendment was the result of a joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and international financial reporting standards ("IFRS"). The joint project clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. ASC 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. ASC 606 may be adopted using one of two methods: full retrospective or modified retrospective. Under the full retrospective approach, retrospective application is applied to each prior reporting period presented. Under the modified retrospective approach, retrospective application is applied with the cumulative effect of initially applying the update recognized at the date of initial application. We anticipate the adoption of ASC 606 under the modified retrospective approach on January 1, 2018. Our evaluation of the impact of the new guidance on our consolidated financial statements is ongoing, however we currently anticipate that the standard may have an impact on the timing of revenue recognition of our individual long-term contracts without changing the total amount of revenue recognized. There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms.

RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2017 and 2016, we incurred expenses for consulting services provided by a company owned by one of our officers. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the three months ended June 30, 2017 and 2016, we incurred expenses of $0.04 million for services provided by the consulting company relating to general corporate matters. For the six months ended June 30, 2017 and 2016, we incurred expenses of $0.1 million for services provided by the consulting company relating to general corporate matters. Included in accounts payable and accrued liabilities at June 30, 2017 and at June 30, 2016 were $0.1 million and $0.2 million, respectively, owing to the consulting company. There are ongoing contractual obligations as we have a contract in place with the consulting company in which we are committed to pay the consulting company $0.2 million annually in exchange for consulting services relating to general corporate matters.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any changes in our internal control over financial reporting during the three and six months ended June 30, 2017 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At June 30, 2017, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents as these instruments bear interest based on current market rates.